OFI Tremont Core Strategies Hedge Fund
Period Ending 3-31-08
Exhibit 77M


On March 31, 2008, OFI Tremont Core Strategies Hedge Fund (the "Fund") acquired all of the net assets of OFI Tremont Market Neutral Hedge Fund ("Market Neutral Hedge Fund"), pursuant to an Agreement and Plan of Reorganization approved by the Market Neutral Hedge Fund shareholders on March 21, 2008. The Fund issued 15,687.29 shares (at an exchange ratio of 0.88748 of the Fund's shares to one share of Market Neutral Hedge Fund), valued at $13,014,494 in exchange for the net assets, resulting in combined net assets of $185,928,737 on March 31, 2008. The exchange qualified as a taxable exchange for federal income tax purposes. The Fund's net assets immediately prior to the acquisition were $172,914,243.